UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

Robert Yin

Sutter Hill Ventures

755 Page Mill Rd., Suite A-200

Palo Alto, CA  94304

650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,075,469*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,075,469*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,075,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) PN

* See Note 1 on Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,726

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,726

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,726

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,628

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,628

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14141R101

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 392,470*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 392,470*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,502,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN

* See Note 3 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 409,891*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 409,891*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,519,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN

* See Note 4 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,100,331*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 1,100,331*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,210,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 811,686*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 811,686*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,921,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 197,621*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 197,621*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,307,444

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 195,966*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 197,966*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 8 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,170*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 163,170*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,272,993

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) IN

* See Note 9 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,008*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 42,008*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,151,831

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 10 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,986*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 50,986*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,160,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 11 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,154*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 10,154*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,119,977

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

* See Note 12 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,433*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 18,433*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,256

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 13 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

CUSIP No. 14141R101

1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,433*

	8.	Shared Voting Power 4,109,823**

	9.	Sole Dispositive Power 18,433*

	10.	Shared Dispositive Power 4,109,823**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,256

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 14 on Appendix A.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix A.

Item 1.	Security and Issuer

The class of equity to which this Schedule 13D (this “Schedule”) relates is the common stock, $0.001 par value per share (the “Common Stock”) of Cardica, Inc., a Delaware corporation (the “Issuer”), which has its principal place of business at 900 Saginaw Dr., Redwood City, CA  94063.

Item 2.	Identity and Background
(a)

This Schedule is filed by Sutter Hill Ventures, A California Limited Partnership (“SHV”), Sutter Hill Entrepreneurs Fund (AI), L.P. (“SHAI”), Sutter Hill Entrepreneurs Fund (QP), L.P. (“SHQP”), (collectively the “Sutter Hill Partnerships”), David L. Anderson, G. Leonard Baker, Jr., William H. Younger, Jr., Tench Coxe, James C. Gaither, James N. White, Jeffrey W. Bird, David E. Sweet, Andrew T. Sheehan, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III  (collectively, the “Reporting Persons”).

(b) The business address for each of the Reporting Persons is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.
(c)

The Sutter Hill Partnerships’ principal business is venture capital investing.  The other Reporting Persons’ present principal occupation or employment is serving as a managing director of the Sutter Hill Partnerships. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(d)

and (e)  None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Sutter Hill Partnerships is a California limited partnership.  Each of the other Reporting Persons is a U.S. citizen except Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

Item 3.	Source and Amount of Funds or Other Consideration

On March 20, 2013, the Reporting Persons purchased an aggregate of 1,802,182 shares of Common Stock in an underwritten public offering (the “Offering”) by the Issuer at a purchase price of $1.05 per share.  The source of funds used by SHV to acquire such securities was contributions from its partners.  The source of funds used by the other Reporting Persons to acquire such securities was their personal finances.  The shares purchased on March 20, 2013, by the Reporting Person, are set forth below:

Reporting Person	Shares of Common Stock Purchased
SHV	981,736
David L. Anderson	91,966
G. Leonard Baker, Jr.	96,034
William H. Younger, Jr.	262,942
Tench Coxe	190,122
James C. Gaither	46,298
James N. White	45,845
Jeffrey W. Bird	38,166
David E. Sweet	9,837
Michael L. Speiser	2,370
Stefan A. Dyckerhoff	18,433
Samuel J. Pullara III	18,433

Item 4.	Purpose of Transaction
The shares of Common Stock purchased by the Reporting Persons as described in Item 3 were acquired and are held for investment purposes.

The Reporting Persons may also pursue other alternatives available in order to maximize the value of their respective investments in the Issuer. Such alternatives could include, without limitation: (a) the purchase of additional Common Stock in the open market, in privately negotiated transactions, upon exercise of warrants currently held, or otherwise, (b) the sale of all or a portion of the Common Stock now owned or hereafter acquired, including upon exercise of warrants currently held, by them, (c) purchase of additional warrants, in privately negotiated transactions or otherwise, or (d) the sale of all or a portion of the warrants now owned or hereafter acquired by them.

Other than as set forth above in this Item 4, the Reporting Persons have no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The responses to Nos. 7 — 13 of the several cover pages of the Schedule are incorporated herein by reference. Additionally, the information included in Appendix A hereto is also incorporated herein by reference.

(c) The information included in Item 3 hereto is incorporated herein by reference.  Except as set forth above, none of the Reporting Persons have effected any transactions in the Common Stock in the sixty days prior to the date of the filing of this Schedule 13D.

(d) The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Warrants

The Reporting Persons collectively beneficially own Warrants to purchase an aggregate of 1,239,836 shares of Common Stock at a purchase price of $1.45 per share.  The Warrants expire on September 29, 2014 and are exercisable at any time prior to expiration.  The foregoing description is qualified in its entirety by reference to the full text of the Warrants, the form of which is filed as Exhibit A hereto and incorporated by reference herein.

Registration Rights Agreements

In connection with the participation by certain of the Reporting Persons in previous financings of the Issuer, certain of the Reporting Persons are parties to two separate registration rights agreements among themselves, the Issuer and certain other investors.  Under the terms of these agreements, the Issuer has filed registration statements registering the resale of an aggregate of 2,967,340 shares of Common Stock beneficially owned by the Reporting Persons, including an aggregate of 1,239,836 shares of Common Stock issuable upon exercise of the Warrants described above.  Under the terms of these registration rights agreements, the Issuer is required to maintain the effectiveness of these registration statements until the selling stockholders, including the Reporting Persons, are permitted to freely resale the shares of Common Stock covered thereby without registration under the Securities Act.  These registration statements contain customary provisions regarding indemnification.  The foregoing description of these agreements is qualified in its entirety by reference to the full text of the agreements, which are filed as Exhibits B and C hereto and incorporated by reference herein.

Lock-Up Agreements

In connection with the Offering, the Reporting Persons, each of the Issuer’s directors and executive officers, and certain other stockholders of the Issuer entered into lock-up agreements with the underwriter pursuant to which they, with limited exceptions, for a period of 90 days after March 15, 2013, may not, without the prior written consent of the underwriter, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including without limitation, shares of our common stock which may be deemed to be beneficially owned thereby in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock, or (4) publicly announce an intention to effect any transaction specified in clause (1), (2) or (3) above.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 90-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, then in each case the restrictions imposed by the lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the underwriter waives, in writing, such extension. The foregoing description of the lock-up agreement is qualified in its entirety by reference to the full text of the form of the lock-up agreements, which is filed as Exhibit D hereto and incorporated by reference herein.

Stock Options

William H. Younger, Jr. serves as a director of the Issuer and, in this capacity, from time to time he has received from the Issuer, as compensation for board services, options to purchase shares of Common Stock.  As of the date hereof, Mr. Younger holds stock options to purchase an aggregate of 53,800 shares of Common Stock, of which 47,702 are exercisable within 60 days of the date hereof.

Other than as described in this Item 6 and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
A. Form of Warrant (incorporated by reference to Exhibit 4.6 to the Issuer’s Current Report on Form 8-K filed on September 29, 2009).
B. Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Current Report on Form 8-K filed on September 29, 2009).
C. Registration Rights Agreement (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K, filed on June 13, 2007).
D. Form of Lock-Up Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/29/2013	SUTTER HILL VENTURES, A CALIFORNIA LIMITED
Date	PARTNERSHIP

	By:	/s/ William H. Younger, Jr.
William H. Younger, Jr., Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (AI), L.P.

	By:	/s/ William H. Younger, Jr.
William H. Younger, Jr., Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (QP), L.P.

	By:	/s/ William H. Younger, Jr.
William H. Younger, Jr., Managing Director of the General Partner

	By:	/s/ David L. Anderson
David L. Anderson

	By:	/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

	By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.

	By:	/s/ Tench Coxe
Tench Coxe

	By:	/s/ James C. Gaither
James C. Gaither

	By:	/s/ James N. White
James N. White

	By:	/s/ Jeffrey W. Bird
Jeffrey W. Bird

	By:	/s/ David E. Sweet
David E. Sweet

	By:	/s/ Andrew T. Sheehan
Andrew T. Sheehan

	By:	/s/ Michael L. Speiser
Michael L. Speiser

	By:	/s/ Stefan A. Dyckerhoff
Stefan A. Dyckerhoff

	By:	/s/ Samuel J. Pullara III
Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13D - CARDICA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	4,075,469	Note 1			7.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	9,726				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	24,628				0.0%

Total of Sutter Hill Funds	4,109,823

David L. Anderson	392,470	Note 3			0.8%
			4,502,293	Note 2	8.7%

G. Leonard Baker, Jr.	409,891	Note 4			0.8%
			4,519,714	Note 2	8.7%

William H. Younger, Jr.	1,100,331	Note 5			2.1%
			5,210,154	Note 2	10.0%

Tench Coxe	811,686	Note 6			1.6%
			4,921,509	Note 2	9.5%

James C. Gaither	197,621	Note 7			0.4%
			4,307,444	Note 2	8.3%

James N. White	195,966	Note 8			0.4%
			4,305,789	Note 2	8.3%

Jeffrey W. Bird	163,170	Note 9			0.3%
			4,272,993	Note 2	8.2%

David E. Sweet	42,008	Note 10			0.1%
			4,151,831	Note 2	8.0%

Andrew T. Sheehan	50,986	Note 11			0.1%
			4,160,809	Note 2	8.0%

Michael L. Speiser	10,154	Note 12			0.0%
			4,119,977	Note 2	7.9%

Stefan A. Dyckerhoff	18,433	Note 13			0.0%
			4,128,256	Note 2	8.0%

Samuel J. Pullara III	18,433	Note 14			0.0%
			4,128,256	Note 2	8.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 662,676 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) plus all shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by the following partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.

Note 3:  Comprised of 82,798 shares (including 1,272 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held in The Anderson Living Trust of which the reporting person is the trustee, 185,954 shares (including 61,985 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by a retirement trust for the benefit of the reporting person, 91,966 shares held in a Roth IRA account and 31,752 shares held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 184,159 shares (including 29,747 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in The Baker Revocable Trust of which the reporting person is a trustee and 225,732 shares (including 36,368 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 273,589 shares (including 43,818 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 292,630 shares (including 119,761 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by a retirement trust for the benefit of the reporting person, 484,077 shares (including 39,920 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner, 47,702 shares of director’s options which are fully vested and exercisable within 60 days after 3/29/13 and 2,333 shares that were issued to Mr. Younger upon exercise of director’s options.

Note 6:  Comprised of 253,378 shares (including 16,013 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held in The Coxe Revocable Trust of which the reporting person is a trustee, 473,236 shares (including 115,086 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held by a retirement trust for the benefit of the reporting person, 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 63,374 shares held by Roaster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 7: Comprised of 10,444 shares held in the individual’s name, 156,208 shares (including 31,889 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in The Gaither Revocable Trust of which the reporting person is the trustee and 30,969 shares held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8: Comprised of 192,889 shares (including 31,854 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in The White Revocable Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person.

Note 9: Comprised of 163,170 shares (including 26,547 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 10: Comprised of 10,066 shares (including 1,266 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 31,942 shares (including 5,528 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13)  held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 50,986 shares (including 14,436 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 3/29/13) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 9,353 shares (including 1,670 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 3/29/13) held in the Speiser Trust Agreement of which the reporting person is a trustee and 801 shares held by a retirement trust for the benefit of the reporting person.

Note 13: Comprised of 18,433 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 14: Comprised of 18,433 shares held in the individual’s name.

Exhibit D

Wedbush Securities Inc.

One Bush Street, Suite 1700

San Francisco, California 94104

Ladies and Gentlemen:

The undersigned understands that you, as Underwriter, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Cardica, Inc., a Delaware corporation (the “Company”), providing for the offering (the “Offering”) of shares (the “Shares”) of the Common Stock, par value $0.001 per share (the “Common Stock”), of the Company.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the foregoing, and in order to induce you to enter into the Underwriting Agreement to participate in the Offering, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Underwriter (which consent may be withheld in its sole discretion), the undersigned will not, during the period (the “Lock-Up Period”) beginning on the date hereof and ending on the date 90 days after the date of the final prospectus supplement to be used in confirming the sale of the Shares (the “Final Prospectus”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (including without limitation, shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock, or (4) publicly announce an intention to effect any transaction specified in clause (1), (2) or (3) above.

Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to (a) transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) with your prior written consent or (iv) effected pursuant to any exchange of “underwater” options with the Company, (b) the acquisition or exercise of any stock option issued pursuant to the Company’s existing stock option plan, including any exercise effected by the delivery of shares of Common Stock of the Company held by the undersigned, or (c) the purchase or sale of the Company’s securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) that was in effect prior to the date hereof and not amended on or after the date hereof.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  Further, nothing contained herein shall prevent the undersigned from establishing or entering into a contract, instruction or plan described in Rule 10b5-1(c)(1)(i)(A) promulgated under the Securities Exchange Act of 1934, as amended, provided that (x) no sale of the undersigned’s shares of Common Stock shall occur pursuant to such contract, instruction or plan until after the Lock-Up Period and (y) no filing by any party under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be required or shall be made voluntarily in connection with the establishment or entry into such contract, instruction or  plan and no public announcement shall be made by any person regarding such contract, instruction or plan until after the Lock-Up Period.  None of the restrictions set forth in this Lock-Up Agreement shall apply to shares of Common Stock acquired in open market transactions acquired after completion of the Offering.

For the purpose of allowing you to comply with FINRA Rule 2711(f)(4), if (1) during the last 17 days of the Lock-Up Period, the Company releases earnings results or publicly announces other material news or a material event relating to the Company occurs or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18 day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the Underwriter waives, in writing, such extension.  The Underwriter agrees to waive such extension if the provisions of FINRA Rule 2711(f)(4) are not applicable to the Offering.  In furtherance of the foregoing, the Company, and any duly appointed transfer agent or depositary for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of shares of Common Stock even if such securities would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put option or put equivalent position or call option or call equivalent position) with respect to any of the shares of Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar or depositary against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

The undersigned understands that, if the Underwriting Agreement does not become effective on or before April 30, 2013, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned understands that the Company and the Underwriter will proceed with the Offering in reliance on this Lock-Up Agreement.  Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriter.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

Very truly yours,

Name: